FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  24 June 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 Germany Reports sent to the London Stock Exchange on 24 June 2003 press release
PR0322


                     O2 GERMANY REPORTS 5 MILLION CUSTOMERS

Released:  24 June 2003


mmO2 plc today reported that O2 Germany has added a further 188,000 net new customers since the start of April, taking the business past the milestone of 5 million subscribers.

Fuelled by the ongoing success of its unique Genion Home service, O2 Germany is growing particularly strongly in the contract segment, which now accounts for more than 55 per cent of its total subscriber base. As reported at mmO2's Preliminary Results last month, O2 Germany's blended average revenue per user
(ARPU), at EUR340, was the highest in the German market. The company continues to attract high value prepay and postpay customers, with the improving ARPU trend being maintained in the first two months of the current financial year. Subscriber acquisition costs (SACs) and churn remain at the levels reported at the year-end.

Rudi Groger, chief executive of O2 Germany, said: "The powerful momentum achieved over the past 18 months is continuing. The business has clearly demonstrated its ability to generate strong top line growth, while at the same time manage costs and improve operational efficiency. As a result, O2 Germany delivered its first full-year positive EBITDA for the year ended 31 March 2003."

mmO2 is tomorrow hosting a visit by City analysts and investors to its German operations, where they will receive presentations on the company's market strategy, operational performance and 3G plans, as well as demonstrations of its successful range of products and services. The presentations will be available on the Group's website, www.mmo2.com, from 10.30 hours UK time on 25 June 2003.

The Group will also be holding a mobile data briefing for analysts and press in London on 1 July 2003, ahead of its first quarter Key Performance Indicators, which will be released on 22 July 2003.


                                     -ends-



mmO2

Following completion of the sale of O2 Netherlands, mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has approximately 18.2 million customers and some 11,750 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.4% of total service revenues in the quarter ending 31 March 2003.


mmO2 Contacts:

David Nicholas                                            David Boyd
Head of Media Relations                                   Head of Investor
Relations
mmO2 plc                                                  mmO2 plc

david.nicholas@o2.com                                     david.boyd@o2.com
t: +44 (0)771 575 9176                                    t: +44 (0)1753 628230



Simon Gordon
Press Relations Manager
mmO2 plc

simon.gordon@o2.com
+44 (0)771 007 0698


mmO2 press office: +44 (0)1753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           mmO2 plc


Date: 24 June 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary